Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2014. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2014
(£m)
Capitalisation
Equity
Shareholders’ equity	43,335
Other equity instruments	5,355
Non-controlling interests	1,213
Total equity	49,903

Indebtedness

Subordinated liabilities	26,042

Debt securities
Debt securities in issue	76,233
Liabilities held at fair value through profit or loss (debt securities)	6,739
Total debt securities	82,972

Total indebtedness	109,014

Total capitalisation and indebtedness	158,917

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2014, all indebtedness was unsecured except for £39.1 billion of securitisation notes and covered bonds and £3.2 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption, at call date, of £5 million of preferred securities on 7 February 2015, there have been no further issuances or redemptions of subordinated liabilities since 31 December 2014.

There has been no material change in the information set forth in the table above since 31 December 2014.